SECURI[illegible] 05036474 [illegible]ISSION

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RECEIVED FEB 2 4 2005 WASH., D.C. 179 SECTION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 46850

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/2004** (MM/DD/YY) AND ENDING **12/31/2004** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

May, Davis Group Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

14 Wall Street, 29th Floor
(No. and Street)

New York	**New York**	**10005**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Owen May **(212) 417-8118**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFCATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kempisty & Company, Certified Public Accountants, P.C.
(Name – *if individual, state last, first, middle name*)

15 Maiden Lane, Suite 1003	**New York**	**New York**	**10038**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 14 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, **Owen May**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **May, Davis Group Inc.**, as of **December 31**, 20 **04**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

BARBARA ZINGALLI
Notary Public, State of New York
No. 01ZI4819102
Qualified in Kings County
Certificate Filed in New York County
Commission Expires March 30, 2006

Signature

Chairman
Title

Barbara Zingalli
Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of financial condition.
- ☒ (c) Statement of income (loss).
- ☒ (d) Statement of cash flows.
- ☒ (e) Statement of changes in stockholders' equity or partners' or sole proprietor's capital.
- ☒ (f) Statement of changes in liabilities subordinated to claims of general creditors.
- ☒ (g) Computation of net capital for brokers and dealers pursuant to Rule 15c3-1.
- ☐ (h) Computation for determination of reserve requirements pursuant to Rule 15c3-3.
- ☐ (i) Information relating to the possession or control requirements for broker and dealers under Rule 15c3-3.
- ☐ (j) A reconciliation, including appropriate explanation, of the computation of net capital under Rule 15c3-1 and the computation for determination of the reserve requirements under exhibit A of Rule 15c3-3.
- ☐ (k) A reconciliation between the audited and unaudited statements of financial condition with respect to methods of consolidation.
- ☒ (l) An oath or affirmation.
- ☐ (m) A copy of the SIPC supplemental report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent auditor's report on internal accounting control.
- ☐ (p) Schedule of segregation requirements and funds in segregation – customers regulated commodity futures account pursuant to Rule 171-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MAY DAVIS GROUP, INC.

DECEMBER 31, 2004

INDEX

KEMPISTY & COMPANY

CERTIFIED PUBLIC ACCOUNTANTS, P.C.

15 MAIDEN LANE - SUITE 1003 - NEW YORK, NY 10038 - TEL (212) 406-7272 - FAX (212) 513-1930

INDEPENDENT AUDITOR'S REPORT

To the Stockholders of
May Davis Group, Inc.

We have audited the accompanying statement of financial condition of May Davis Group, Inc. as of December 31, 2004 and the related statements of operations, changes in stockholders' equity, changes in subordinated borrowings and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of May Davis Group, Inc. at December 31, 2004 and the results of its' operations and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2, the Company's ability to continue in the normal course of business is dependent upon the success of future operations. The Company has recurring losses, negative cash flows and an accumulated deficit, which raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 2. These financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Kempisty & Company CPAs, P.C.

Kempisty & Company
Certified Public Accountants PC
New York, New York
February 23, 2005

MAY DAVIS GROUP, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2004

ASSETS		
Cash and cash equivalents	$	40,788
Due from clearing organization and other broker-dealers		28,326
Deposits with clearing organizations		50,000
Receivable from officers		473,214
Security deposit		27,071
Secured demand note		35,000
Securities owned, not readily marketable, at estimated fair value		50,000
Loans receivable		49,801
Furniture and equipment (net of accumulated depreciation of $12,709)		8,072
TOTAL ASSETS	$	762,272
LIABILITIES AND STOCKHOLDERS' EQUITY		
Accounts payable and accrued expenses	$	45,391
Corporate taxes payable		21,477
Interest payable		25,401
Deferred revenue		22,426
TOTAL LIABILITIES		114,695
Commitments and contingencies		
Subordinated loans payable		284,269
Secured demand note payable		35,000
Stockholders' equity		
Preferred stock, $100 par value, 1,000 shares authorized, 200 outstanding		41,350
Common stock, class A, par value $0.001, 50,000 shares authorized, 2,295 outstanding		1
Common stock, class B, par value $0.001, 49,000 shares authorized, 1,226 outstanding		-
Paid-in capital		1,536,376
Deficit		(773,419)
		804,308
Less: Treasury Stock		(476,000)
Total Stockholders' Equity		328,308
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	762,272

The accompanying notes are an integral part of these financial statements.

MAY DAVIS GROUP, INC.

STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2004

Revenues:		
Commissions	$	268,486
Consulting fees		277,300
Investment banking fees		250,058
Insurance reimbursement		47,460
Interest and dividend income		206
Total Revenues		843,510
Expenses:		
Employee compensation and related expenses		419,646
Occupancy		144,295
Travel and entertainment		95,625
Regulatory and registration fees		64,532
Communications		56,202
Commission		29,928
Interest		21,145
Professional fees		21,075
Office supplies and expenses		14,600
Insurance		9,978
Clearance and execution		9,371
Depreciation		4,153
Other expenses		26,829
Total Expenses		917,379
Net (loss)	$	(73,869)

The accompanying notes are an integral part of these financial statements.

MAY DAVIS GROUP, INC.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2004

	Preferred Stock	Common Stock	Additional Paid-in Capital	Accumulated Deficit	Treasury Stock	Total Stockholders' Equity
Balances at January 1, 2004	$ 41,250	$ 1	$ 1,246,476	$ (699,550)	$ (476,000)	$ 112,177
Subordinated loan conversion	100	-	289,900	-	-	290,000
Net loss	-	-	-	(73,869)	-	(73,869)
Balances at December 31, 2004	$ 41,350	$ 1	$ 1,536,376	$ (773,419)	$ (476,000)	$ 328,308

The accompanying notes are an integral part of these financial statements.

MAY DAVIS GROUP, INC.

STATEMENT OF CHANGES IN SUBORDINATED BORROWINGS

FOR THE YEAR ENDED DECEMBER 31, 2004

Subordinated borrowings at January 1, 2004	$	609,269
Decreases:		
Conversion of subordinated loan to preferred stock		(290,000)
Subordinated borrowings at December 31, 2004	$	319,269

The accompanying notes are an integral part of these financial statements.

MAY DAVIS GROUP, INC.

STATEMENT OF CASH FLOWS

FOR YEAR ENDED DECEMBER 31, 2004

Increase (Decrease) in cash

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net loss	$	(73,869)
Adjustments to reconcile net loss to net cash provided by operating activities		
Depreciation		4,153
Changes in operating assets and liabilities:		
(Increase) in receivable from clearing organization		(12,134)
Decrease in deposits with clearing organization		75,000
Decrease in security deposits		11,277
Increase in accounts payable and accrued expenses		6,025
Increase in corporate taxes payable		1,477
(Decrease) in commissions payable		(4,863)
Increase in interest payable		20,321
Total adjustments		101,256
NET CASH PROVIDED BY OPERATING ACTIVITIES		27,387
CASH FLOWS FROM INVESTING ACTIVITIES:		
(Increase) in receivable from officers		(13,270)
(Increase) in loans receivable		(32,424)
CASH USED BY INVESTING ACTIVITIES		(45,694)
NET DECREASE IN CASH		(18,307)
CASH		
Beginning of year		59,095
End of year	$	40,788
SUPPLEMENTAL CASH FLOW INFORMATION		
Income tax payments	$	9,606
Interest payments	$	824

Supplemental schedule of non cash investing and financing activities:
A subordinated loan in the amount of $298,000 was converted into 1 share of preferred stock in April, 2004.

The accompanying notes are an integral part of these financial statements.

NOTES TO FINANCIAL STATEMENTS
December 31, 2004

NOTE 1- ORGANIZATION AND NATURE OF BUSINESS

May Davis Group, Inc. (the "Company"), is a securities broker/dealer registered with the Securities and Exchange Commission ("SEC") and the National Association of Securities Dealer, Inc. ("NASD").

The Company operates as a "general securities introducing broker" executing trades primarily for retail and institutional customers. The Company does not carry customer accounts or perform custodial functions relating to customer securities. Customers of the Company are introduced to carrying broker/dealers ("clearance agents") on a fully disclosed basis.

As a result of terrorist attacks on the World Trade Center on September 11, 2001, the Company experienced a severe disruption of business, as well as significant property loss. During 2004, the Company received an insurance settlement in the amount of $47,460 as a recovery for business interruption and loss of assets.

NOTE 2- GOING CONCERN CONSIDERATION

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. The Company has recurring losses, negative cash flows and an accumulated deficit. The Company reported losses from operations of $73,869 for December 31, 2004. These conditions raise substantial doubt about the Company's ability to continue as a going concern.

The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty. During 2005, management of the Company intends to increase equity by increasing revenues and has entered into several agreements toward that end. There can be no assurance that management's plans, as described above, will be realized. If the Company is unable to generate sufficient revenues or raise sufficient additional capital, there could be a material adverse effect on the financial position, results of operations and cash flows of the Company.

NOTE 3- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Depreciation

The cost of furniture and equipment is depreciated over the estimated useful lives of the related assets of 5 to 7 years on a straight line basis for book and on an accelerated basis for tax purposes.

Concentration of Credit Risk

The Company is engaged in various investment and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires the Company's management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Comprehensive Income

The Company adopted Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income" ("SFAS No. 130"). SFAS No. 130 requires an entity to report comprehensive income and its components and increases financial reporting disclosures. This standard has no impact on the Company's financial position, cash flows or results of operations since no elements of the Company's comprehensive income exist other than the income or loss from operations.

Revenue Recognition

Commission revenue and related expense are recorded on a settlement date basis. Revenues and expenses would not be materially affected if reported on a trade date basis.

Investment banking fees that arise from the Company's participation in securities selling groups and are recorded on the settlement date.

NOTE 3- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Recent Accounting Pronouncements

In January 2003, the FASB issued FIN No. 46, Consolidation of Variable Interest Entities. In December 2003, the FASB issued FIN No. 46 (Revised) ("FIN 46-R") to address certain FIN 46 implementation issues. This interpretation requires that the assets, liabilities, and results of activities of a Variable Interest Entity ("VIE") be consolidated into the financial statements of the enterprise that has a controlling interest in the VIE. FIN 46R also requires additional disclosures by primary beneficiaries and other significant variable interest holders. For entities acquired or created before February 1, 2003, this interpretation is effective no later than the end of the first interim or reporting period ending after March 15, 2004, except for those VIE's that are considered to be special purpose entities, for which the effective date is no later than the end of the first interim or annual reporting period ending after December 15, 2003. For all entities that were acquired subsequent to January 31, 2003, this interpretation is effective as of the first interim or annual period ending after December 31, 2003. The adoption of FIN 46 did not have a material impact on the Company's results of operations or financial position.

In April 2003, the FASB issued SFAS No. 149, "Amendment of Statement No. 133 on Derivative Instruments and Hedging Activities." This statement amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts and for hedging activities under FASB Statement No. 133, "Accounting for Derivative Instruments and Hedging Activities." This Statement is effective for contracts entered into or modified after June 30, 2003, and for hedging relationships designated after June 30, 2003. Management believes that this statement did not have a material impact on the Company's results of operations or financial position.

In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity." SFAS No. 150 clarifies the accounting for certain financial instruments with characteristics of both liabilities and equity and requires that those instruments be classified as liabilities in statements of financial position. Previously, many of those financial instruments were classified as equity. SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The adoption of the provisions of SFAS No. 150 did not have a material effect on the Company's financial position.

NOTE 4- RECEIVABLE FROM BROKER-DEALERS AND CLEARING ORGANIZATIONS

Amounts receivable from the Company's clearing organization at December 31, 2004, consist of the following:

		Receivable
Deposit with clearing brokers	$	50,000
Receivable from clearing brokers		28,326
	$	78,326

NOTE 5- INCOME TAXES

Provisions for federal, state and local income taxes are calculated on reported financial statement pretax income based on current tax law. Due to the Company's loss for the year ended December 31, 2004 no provision for income taxes was accrued.

The Company follows Statement of Financial Accounting Standards (SFAS) No. 109, "Accounting for Income Taxes", which recognizes both the current and deferred tax consequences of all transactions recognized in the financial statements, calculated based on the provisions of enacted tax laws, including the tax rates in effect for current and future years. Valuation allowances are established for deferred tax assets when it is more likely than not, a probability level of more than 50%, that they will not be realized. At December 31, 2004, the Company had net operating loss carry forwards of approximately $770,000 which expire in the years 2019 through 2024. These losses may be used to offset future taxable income.

At December 31, 2004, the Company had recorded a deferred tax asset of approximately $400,000 resulting primarily from net operating loss carry forwards. A valuation allowance of $400,000 has been recorded against the deferred tax asset in accordance with the realization criteria established by SFAS 109.

NOTE 6- SUBORDINATED BORROWINGS

At December 31, 2004, the Company had borrowings of $284,269 which were unconditionally subordinated to all claims of general creditors pursuant to written agreements. Two agreements in the amount of $29,250 each, were effective on June 27, 1995, and matured on June 30, 2002, at which time they were extended by the Company and the lendors but were not approved by the NASD. A third agreement in the amount of $290,000 effective on February 22, 2000, matured on March 30, 2003. This loan was converted to capital during 2004.

During 2003, the Company lost an arbitration and was ordered to pay an award in the amount of $364,768 which put the Company under its net capital requirement. The Company was forced to cease operations for a period of time. The claimant accepted partial payment of the award, forgave a portion and allowed the remaining $225,769 to be turned into a subordinated loan which matures on October 1, 2006. This loan bears interest at 9% per annum.

The two $29,250 loans had an original interest rate of 10% per annum and the $290,000 loan had an original interest rate of 8% per annum. Management has affirmed that any interest due on these subordinated loans has either been paid or forgiven by the lender and no interest is payable on these loans at December 31, 2004. The subordinated borrowings are available in computing net capital under the Securities and Exchange Commission's uniform net capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid. Since the payment of these loans would result in the Company being out of compliance with the minimum net capital requirements they have not been repaid.

NOTE 7- SECURED DEMAND NOTES

At December 31, 2004, the Company had a collateralized demand note of $35,000 pursuant to a written agreement which matured on June 30, 2003. This loan was extended but not approved by the NASD. The loan bears interest at a rate of 10% per annum. The borrowings are available in computing net capital under the Securities and Exchange Commission's uniform net capital rule.

NOTE 8- COMMITMENTS AND CONTINGENCIES

Leases

The Company utilizes office space in New York City on a month to month basis from a company owned by the stockholders. The Company has an operating lease for office space in Baltimore which expires April 30, 2008. Rent expense for the year ended December 31, 2004 was $144,295. Future minimum payments required as of December 31, 2004 over the term of the current lease are as follows:

December 31,	Minimum lease payments
2005	33,488
2006	34,493
2007	35,528
2008	11,959
	$ 115,468

Litigation

The Company settled an arbitration during 2003 wherein the Company agreed to pay $20,000 to the complaintant. During 2004 the Company made final payment to the complaintant.

Fines

The Company entered into a payment agreement with the NASD during 2004, wherein $22,500, the balance of a fine imposed, was to be paid over 24 months.

NOTE 9- NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2004, the Company had net capital of $39,395, which was $31,749 in excess of its required net capital of $7,646.

As a result of the Marchesi arbitration award the Company's net capital fell below its required minimum net capital of $100,000 and the Company ceased doing business as a broker dealer for the period July 10, 2003 through October 7, 2003. The net capital violation was cured when Marchesi subordinated $225,769 of the arbitration award until October 1, 2006.

NOTE 10- OFF BALANCE SHEET RISK

Pursuant to a clearance agreement, the Company introduces all of its securities transactions to its sole clearing broker on a fully disclosed basis. Therefore, all of the customers' money balances and long and short security positions are carried on the books of the clearing broker. Under certain conditions as defined in the clearance agreement, the Company has agreed to indemnify the clearing broker for losses, if any, which the clearing broker may sustain from carrying securities transactions introduced by the Company. In accordance with industry practice and regulatory requirements, the Company and the clearing broker monitor collateral on the securities transactions introduced by the Company.

NOTE 11- REGULATORY ACTIONS

On February 27, 2004 the Company was ordered by the NASD to cease doing business as a broker dealer because its debt to equity ratio was in excess of 70% for over 90 days. This rule violation was cured on April 20, 2004 when the NASD approved the contribution of a subordinated loan to additional paid-in capital by the president of the Company.

As a result of net capital deficiencies the Company had its net capital requirement reduced to $5,000 during 2004. However, to date the Company has not received a revised membership agreement from the NASD documenting this change.

During 2004 the Company was fined $30,000 by the NASD. The Company was unable to pay this amount in full and the NASD agreed to accept a $7,500 initial payment with the balance being paid monthly over two years.

NOTE 12- GUARANTEES

FASB Interpretation No. 45 (FIN 45), Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others, requires the Company to disclose information about its obligations under certain guarantee arrangements. FIN 45 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or non occurrence of a specified event) related to an asset, liability or equity security of a guaranteed party. FIN 45 also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of the indebtedness of others.

NOTE 12- GUARANTEES (continued)

Indemnifications

In the normal course of its business, the Company indemnifies and guarantees certain service providers, such as clearing and custody agents, trustees and administrators, against specified potential losses in connection with their acting as an agent of, or providing services to, the Company or its affiliates. The maximum potential amount of future payments that the Company could be required to make under the indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

The Company provides representations and warranties to counterparties in connection with a variety of commercial transactions and occasionally indemnifies them against potential losses caused by the breach of those representations and warranties. The Company may also provide standard indemnifications to some counterparties to protect them in the event additional taxes are owed or payments are withheld, due either to a change in or adverse application of certain tax laws. These indemnifications generally are standard contractual terms and are entered into in the normal course of business. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the consolidated financial statements for these indemnifications.

NOTE 13- RECEIVABLE FROM OFFICERS

The Company has a receivable from its officers of $473,214 at December 31, 2004. The receivable is non-interest bearing and has no definite terms of repayment.

SUPPLEMENTARY INFORMATION PURSUANT TO RULE 17a-5

OF THE SECURITIES EXCHANGE ACT OF 1934

MAY DAVIS GROUP, INC.

SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2004

NET CAPITAL:				
Stockholders' equity			$	328,308
Add: Allowable subordinated loans	$	284,269		
Secured demand notes		35,000		
				319,269
Less non-allowable assets and deductions:				
Receivable from officers		473,214		
Securities owned, not readily marketable, at estimated fair value		50,000		
Loans receivable		49,802		
Furniture and equipment, net		8,072		
Security deposit		27,071		
				608,159
Net capital before haircuts				39,418
Less: Secured demand note deficiency		23		23
NET CAPITAL			$	39,395
TOTAL AGGREGATE INDEBTEDNESS			$	114,695
MINIMUM NET CAPITAL REQUIRED (6 2/3% of aggregate indebtedness)			$	7,646
MINIMUM NET CAPITAL DOLLAR REQUIREMENT			$	5,000
MINIMUM NET CAPITAL REQUIRED			$	7,646
EXCESS NET CAPITAL ($39,395 - $7,646)			$	31,749
PERCENTAGE OF AGGREGATE INDEBTEDNESS TO	$	114,695		
NET CAPITAL	$	39,395		291.14%

There are no material differences between the above computation and the computation included in the Company's corresponding unaudited Form X-17A-5 Part IIA filing.

MAY DAVIS GROUP, INC.

SCHEDULE III
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2004

The Company is exempt from the Securities and Exchange Commission rule 15c3-3 under section (k)(2)(ii) and therefore is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers".

MAY DAVIS GROUP, INC.

INDEPENDENT AUDITOR'S SUPPLEMENTARY REPORT ON INTERNAL ACCOUNTING CONTROL

DECEMBER 31, 2004

KEMPISTY & COMPANY
CERTIFIED PUBLIC ACCOUNTANTS, P.C.
15 MAIDEN LANE - SUITE 1003 - NEW YORK, NY 10038 - TEL (212) 406-7272 - FAX (212) 513-1930

The Stockholders of
May Davis Group, Inc.
New York, New York

In planning and performing our audit of the financial statements of May Davis Group, Inc. (the "Company") for the year ended December 31, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a) (11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.

2. Recordation of differences required by rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraphs. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

May Davis Group, Inc.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002 to meet the SEC's objectives.

This report recognizes that it is not practicable in an organization the size of May Davis Group, Inc. to achieve all the divisions of duties and cross-checks generally included in an internal control and that, alternatively, greater reliance must be placed on surveillance by management.

In addition, our review indicated that May Davis Group, Inc. was in compliance with conditions of exemption from rule 15c3-3 pursuant to Paragraph k(2)(ii) as of December 31, 2004 and no facts came to our attention to indicate that such conditions had not been complied with during the year.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, NASD Regulation, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Kempisty & Company CPAs, P.C.

Kempisty & Company
Certified Public Accountants PC
New York, New York
February 23, 2005

MAY DAVIS GROUP, INC.

FINANCIAL STATEMENTS
AND ADDITIONAL INFORMATION

YEAR ENDED DECEMBER 31, 2004
WITH SUPPLEMENTARY REPORT
OF INDEPENDENT AUDITOR